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Marc O. Williams

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

March 7, 2012

Re:	Illumina, Inc. Amended Preliminary Proxy Statement filed by Roche Holding Ltd and CKH Acquisition Corporation Filed March 2, 2012 File No. 1-35406

Peggy Kim
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Kim:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 6, 2012 (the “Comment Letter”) regarding the above-referenced filing (the “Amended Preliminary Proxy Statement”) by CKH Acquisition Corporation and Roche Holding Ltd (collectively, the “Filing Persons”).

Please find enclosed three copies of proposed amendments to the Amended Preliminary Proxy Statement in response to the comments of the Staff in the Comment Letter (the “Proposed Amendment”). Set forth below are responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

1.	We note your response to comment one in our letter dated February 27, 2012; however, we reissue our comment. Refer to Instruction 3(a)(ii) to Item 4 of Schedule 14A.

In response to the Staff’s comment, the Proposed Amendment contains revised disclosure on the proxy card to state that the independent candidates nominated by the Filing Persons are participants in the solicitation.

Peggy Kim	2	March 7, 2012

2.	We note your response to comment eight in our letter dated February 27, 2012. Please revise your disclosure to state that you do not know the order in which the alternate nominees will be selected.

In response to the Staff’s comment, the Proposed Amendment contains revised disclosure to state that the Filing Persons have not determined the order in which the alternate nominees would be selected.

***

The Filing Persons acknowledge that (1) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Filing Person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marc O. Williams
Marc O. Williams

MERRILL CORPORATION JLAWRENA// 6-MAR-12 20:48 DISK122:[12ZAM1.12ZAM73201]DE73201A.;38
mrll_1111.fmt Free: 30D*/540D Foot: 0D/ 0D VJ RSeq: 1 Clr: 0
DISK024:[PAGER.PSTYLES]UNIVERSAL.BST;96 8-8 B Cs: 51619

THE INDEPENDENT CANDIDATES AND THE ALTERNATE NOMINEES

At the 2012 Annual Meeting, we will propose that Bary Bailey, Dwight Crane, Ph.D., Michael Griffith and Jay Hunt be elected as directors to fill the seats of the incumbent directors whose terms expire at the 2012 Annual Meeting. If elected, each of these nominees will hold office until the 2015 annual meeting of Illumina stockholders and a successor is elected and qualified or until his death, resignation or removal. At the 2012 Annual Meeting, we will also propose that Earl (Duke) Collier, Jr. and David Dodd be elected to fill the newly created directorships on the board of directors that would result from the approval of Proposal 4. If elected, Earl (Duke) Collier, Jr. will hold office until the 2013 annual meeting of Illumina stockholders and a successor is elected and qualified or until his death, resignation or removal, and David Dodd will hold office until the 2014 annual meeting of Illumina stockholders and a successor is elected and qualified or until his death, resignation or removal. There is no assurance that Illumina’s nominees will serve if elected with any of the independent candidates nominated by us.

Each of the independent candidates nominated by us and the alternate nominees has agreed to be named in this proxy statement and to serve as a director of Illumina, if elected. We do not expect that any of the independent candidates nominated by us will be unwilling or unable to stand for election or to serve as a director, but if any vacancy in the slate of the candidates nominated by us, including the candidates nominated to fill the newly created directorships on Illumina’s board of directors that would result from the approval of Proposal 4, occurs for any reason, we reserve the right to nominate, in substitution for any such independent candidate, one or more of the following alternate nominees: James Berges, John Gilly, Ph.D., Jack Kaye, Jonathan Macey, Ph.D. (h.c.) and Michael Wyzga. We have not determined the order in which we would nominate any such substitute candidate or candidates, as this decision will depend on the facts and circumstances existing at the time any such nomination must be made. In the event of such a substitution, the shares represented by the enclosed GOLD proxy card will be voted for the election of such substitute candidate or candidates in compliance with the rules of the Securities and Exchange Commission and any other applicable requirements.

We believe that each of the independent candidates nominated by us and the alternate nominees would be considered an independent director of Illumina under the applicable NASDAQ rules and Illumina’s corporate governance guidelines. In addition, we believe that each of the independent candidates nominated by us and the alternate nominees would be considered independent under the heightened independence standards applicable to audit committee members under the rules of NASDAQ and the SEC.

Set forth below is information with respect to each independent candidate nominated by us, including a description of the specific experience, qualifications, attributes and skills that led to our conclusion that such independent candidate is qualified to serve as a director. Unless otherwise indicated, each independent candidate’s business address is also the address of the organization in which his present principal occupation or employment is conducted:

Name and Business Address	Age	Experience, Qualifications, Attributes and Skills
Bary Bailey	53	Mr. Bailey is the President of 4B Management LLC, which
7017 Las Colinas		provides management support to the healthcare industry, and
Box 7217		an Operating Partner of Cressey & Company, a private
Rancho Santa Fe, CA 92067		investment firm focused on the healthcare industry. He joined
Cressey in January 2011. From 2009 to 2011, he served as the
Chief Financial Officer of AMN Healthcare Services, a
healthcare staffing company, and, from 2007 to 2009, he
provided consulting and advisory services through 4B
Management.

10

ROCHE HOLDING LTD. PRE 14C	Proj: P4832NYC12	Job: 12ZAM73201	(12-4832-1)
Page Dim: 8.250✚ X 10.750✚	Copy Dim: 38. X 54.3	File: DE73201A.;38

TO SUBMIT A PROXY BY MAIL, DETACH ALONG THE PERFORATION, MARK, SIGN, DATE AND
RETURN THE BOTTOM PORTION PROMPTLY USING THE ENCLOSED ENVELOPE.

ROCHE HOLDING LTD CKH ACQUISITION CORPORATION	GOLD PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF ROCHE HOLDING LTD AND CKH ACQUISITION CORPORATION (COLLECTIVELY REFERRED TO AS “ROCHE”) FOR USE AT THE 2012 ANNUAL MEETING OF STOCKHOLDERS OF ILLUMINA, INC. THE INDEPENDENT CANDIDATES NOMINATED BY ROCHE ARE PARTICIPANTS IN THIS SOLICITATION.

This proxy is solicited on behalf of Roche, and not on behalf of the Board of Directors of Illumina Inc., a Delaware corporation (“Illumina”).  The undersigned stockholder of Illumina hereby appoints Bruce Resnick and Frederick C. Kentz III, or either of them, proxies and attorneys-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2012 annual meeting of stockholders of Illumina to be held at [place], on [_________], 2012 at [time], and at any adjournment, postponement, continuation or rescheduling thereof, and to vote all shares of Illumina common stock which the undersigned would be entitled to vote if then and there personally present, as specified herein on the matters set forth below, and in the discretion of such persons upon all other matters as may properly come before the annual meeting.

The shares represented by this proxy will be voted as directed. If no direction is indicated, the proxies named above will vote this proxy FOR Proposal 1 and Proposals 4-7 and will ABSTAIN from voting with respect to Proposals 2 and 3 (Proposals 1-7 are described on the reverse).  Abstentions will have the effect of a vote against Proposals 2 and 3.  The proxies will vote on such other matters as may properly come before the meeting as Roche may recommend or otherwise in the proxies’ discretion.  If any of the independent candidates nominated by Roche for director is unable or declines to serve as a director, this proxy will be voted for any nominee that Roche designates.

This proxy revokes all prior proxies given by the undersigned with respect to the matters covered hereby.  The undersigned acknowledges receipt of the Proxy Statement of Roche dated [●], 2012 (the “Proxy Statement”).

Your vote is important. Please vote immediately.
Please mark, sign, date and return your proxy form in the enclosed postage-paid envelope.
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